UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 29 September 2025, London UK

Luke Miels appointed CEO designate for GSK

●     Luke to assume full responsibilities as CEO from 1st January 2026

GSK plc (LSE/NYSE: GSK) today announces that Luke Miels is appointed CEO Designate, GSK. He will assume full responsibilities as CEO and join the Board on 1st January 2026.

Luke joined GSK in 2017 and is currently Chief Commercial Officer, with world-wide responsibility for medicines and vaccines1. He has been instrumental in building GSK's specialty medicines portfolio, notably in oncology and respiratory. Luke is a highly respected, experienced global biopharma leader, having worked at senior levels in the US, Europe and Asia, at AstraZeneca, Roche and Sanofi-Aventis, prior to joining GSK. This experience, and significant contribution to GSK, mean he is exceptionally well-qualified to lead the company, and to deliver the patient and shareholder value inherent in the company's future ambitions.

Luke will succeed current CEO, Dame Emma Walmsley. Since her appointment as CEO, Emma has delivered a comprehensive step-change in GSK's operating performance, portfolio and pipeline, prioritising the development of specialty medicines and vaccines, and delivering multiple major new products. R&D has been reinvigorated during her tenure, with 15 major pipeline opportunities now set to launch in 2025-31. At the same time, GSK's balance sheet has been strengthened, and following the successful demerger of consumer healthcare, a new industry-leading company, Haleon, has been created.

GSK is now performing to a new standard, with clear outlooks for long-term growth including total sales expectations of more than £40 billion by 20312 and 2026 marks the start of a pivotal new phase for GSK to deliver these outlooks.

Sir Jonathan Symonds CBE, Chair of GSK, said: "On behalf of the Board, I want to thank Emma and acknowledge her outstanding leadership in delivering a strategic transformation of GSK, including the successful demerger of Haleon. GSK today is necessarily very different to the company she was appointed to nine years ago and has a bright and ambitious future. The company is performing to a new, more competitive standard, with performance anchored in a stronger portfolio balanced across specialty medicines and vaccines.

"I am delighted to announce that Luke will be the next CEO of GSK. He has outstanding global biopharma development and commercial experience, together with a deep understanding of the company, its prospects and its people. He is extremely well placed to lead, deliver and surpass the ambitions we have set for GSK, and to generate new growth and value for patients and shareholders."

Dame Emma Walmsley, CEO of GSK, said: "2026 is a pivotal year for GSK to define its path for the decade ahead, and I believe the right moment for new leadership. As CEO, you hope to leave the company you love stronger than you found it and prepare for seamless succession. I'm proud to have done both - and to have created Haleon, a new world-leader in consumer health.  Today, GSK is a biopharma innovator, with far stronger momentum and prospects than nine years ago. Most importantly, the inspiring people in our labs, factories, and markets worldwide are delivering innovation that matters to get ahead of disease. I know Luke will lead them brilliantly to even greater impact for patients. I look forward to supporting this transition and to cheering GSK's future success as I begin my own new adventures."

Luke Miels, CEO Designate of GSK, said: "I am deeply honoured to be appointed as the next CEO of GSK, and grateful to all the people who have supported me on this journey, especially Emma. GSK is a very special company, with outstanding prospects and enormous capacity to impact people's health and to change lives. As the next CEO, I am privileged to take on this responsibility, with humility and ambition."

-ENDS-

Summary of appointment process and arrangements in relation to Directorate changes

Appointment process and transition

Luke's appointment reflects effective long-term succession planning by the Board and Emma, and the outcome of a rigorous process, conducted by the Board with external support, over the last few months. The process considered both internal and external candidates.

Desired criteria for the appointment were extensively discussed and approved by the Board. These criteria reflected the Board's view that priorities for the next CEO must be to deliver shareholder value and value recognition through strong focus on pipeline delivery, exceeding the 2031 outlooks, and preparing for the next wave of R&D through ambitious adoption of technology and championing of exceptional patient outcomes.

Remuneration arrangements in relation to Luke Miels

The Remuneration Committee considered the remuneration arrangements that would be appropriate to enable GSK to recruit and retain a CEO who meets the criteria for the role within GSK's current shareholder-approved remuneration policy. The starting salary has been set at a discount to that of his predecessor with the variable levels set at the same multiples of salary.  Given the overall objective of aligning the role to the median total target pay level of the global BioPharma group over time (which GSK was working towards), this will require meaningful increases over the subsequent few years.

Luke's remuneration arrangements

Base salary

£1,375,000 - reflecting that Luke is new in role, this is below the current CEO's level (more so had she qualified for an inflationary increase in 2026) and results in the package therefore being further below the median of the agreed global BioPharma group. To achieve the agreed target of delivering a median package, this will require meaningful increases over the next few years as he develops into the role.

Annual bonus	The on-target bonus would be 150%, with a maximum of 300% as for the current CEO.
Award of Long Term Incentives (LTIs)

The 2026 grant will be 7.25x salary consistent with the 2025 grant to the current CEO. It is envisaged that this will increase to 8x salary for the 2027 grant as permitted under the policy approved at the 2025 AGM, assuming performance merits.

Share Ownership Requirement (SOR)	7.25x - in line with GSK's shareholder approved director remuneration policy approved earlier in 2025. This would increase in the future in line with any increases to the LTI grant multiple.
Pension	Pension arrangements will be in line with those of the wider UK workforce.
Benefits

Benefits will be in line with GSK's policy and arrangements for other executives based in the same country to support them in undertaking their role.
GSK will support re-location costs within the bounds of its remuneration policy.

Luke's contract of employment will be available for inspection at GSK's registered office in due course.

Remuneration arrangements in relation to Dame Emma Walmsley

Emma will step down from the Board on 31st December 2025. She will remain with the business until her notice period ends on 30 September 2026 and will support an orderly transition throughout that period. In addition, given the potential impact to GSK's operating environment arising from geopolitics and new technologies, the Board has asked Emma to support the company and the new CEO on these matters.

In summary, Emma will continue to receive her salary, pension and benefits as usual until the end of her employment on 30 September 2026, and she will be eligible for a bonus for the 2025 financial year (which she will have worked in full) subject to performance and deferral in the normal way.  She will be treated as a good leaver under GSK's incentive plans, meaning that her PSP awards will continue to vest on the normal vesting dates subject to performance, she will be eligible for an on-target bonus for the 2026 financial year, in each case time pro-rated to the end of her employment, and she will retain all her deferred bonus awards.  Emma will continue to receive certain benefits in connection with and following the end of her employment, including private medical support until 30 September 2029 for her and her immediate family, tax consultancy services in connection with ongoing tax returns, reimbursement of legal fees and executive support services. Certain post-employment benefits will end if Emma starts a new executive role that offers comparable benefits. Emma will remain subject to GSK's 7.25x salary share ownership requirement for 2 years after the end of her employment. Further details of remuneration arrangements in relation to Emma's departure from GSK, which are consistent with GSK's directors' remuneration policy, will be disclosed on GSK's website in accordance with section 430(2B) of the Companies Act 2006.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

Disclosure
GSK confirms there is no information required to be disclosed pursuant to UK Listing Rule 6.4.8R

GSK enquiries
Media:	Simon Steel	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2024, and GSK's Q2 Results for 2025.

All expectations, guidance and outlooks regarding future performance should be read together with the section "Guidance and outlooks, assumptions and cautionary statements" on pages 59-60 of GSK's stock exchange announcement of the Group's Q2 2025 Results and the statements on page 341 of the Group's Annual Report for FY 2024.

This announcement contains inside information. The person responsible for arranging the release of this announcement on behalf of GSK is Victoria Whyte, Company Secretary.

Registered in England & Wales:
No. 3888792

Registered Office:
79 New Oxford Street
London
WC1A 1DG

Notes

1.     Excluding ViiV Healthcare
2.     Totals sales in 2031 on a risk adjusted basis expected to be more than £40 billion

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: September 29, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc